JM

Johnson Matthey

08006363

December 18, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666377
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

SEC Mail Processing
S
DEC 29 2008
Washington, DC
111

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

SUPPL

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**20 Nov 2008**
2.	**Interim Results for Half Year**	**26 Nov 2008**
3.	**Disposal**	**26 Nov 2008**
4.	**Notification of Transactions of Directors/Persons**	**27 Nov 2008**
5.	**Notification of Transactions of Directors/Persons**	**28 Nov 2008**
6.	**Platinum Interim Review 2008**	

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

PROCESSED
JAN 07 2009
THOMSON REUTERS

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	51
P N Hawker	51

D W Morgan	51
L C Pentz	54
J N Sheldrick	51
S Farrant	51
W F Sandford	51
I F Stephenson	51
N Whitley	51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£7.3706

14. Date and place of transaction:

19 November 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	143,072
P N Hawker	15,903
D W Morgan	43,758
L C Pentz	19,249
J N Sheldrick	119,505

16. Date issuer informed of transaction:

19 November 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
20 November 2008

JM

Johnson Matthey

News Release

For release at 7.00 am Wednesday 26th November 2008

Half year results for the six months ended 30th September 2008

Summary Results

	Half Year to 30th September 2008	2007	% change
Revenue	**£4,355m**	**£3,512m**	**+24**
Sales excluding precious metals	**£924m**	**£840m**	**+10**
Profit before tax	**£140.3m**	**£120.1m**	**+17**
Total earnings per share	**46.8p**	**41.8p**	**+12**
Underlying*:			
Profit before tax	**£144.9m**	**£120.8m**	**+20**
Earnings per share	**48.4p**	**41.2p**	**+17**
Dividend per share	**11.1p**	**10.6p**	**+5**

*before amortisation of acquired intangibles and deferred tax credit in 2007

- Sales revenue up 24% to £4.4 billion as a result of good underlying volume growth and higher precious metal prices in the first quarter
- Sales excluding precious metals up 10% at £924 million with good volume growth despite slowdown in some end markets
- Profit before tax and amortisation of acquired intangibles up 20% to £144.9 million
- Underlying earnings per share up 17% to 48.4 pence
- Johnson Matthey's balance sheet remains strong. Gearing (net debt / equity) reduced by 1.4% to 51.2%
- Dividend up 5% to 11.1 pence

Business Overview

- Environmental Technologies Division's sales excluding precious metals up 10% to £596 million and operating profit before amortisation of acquired intangibles up 18% at £77.8 million
- Emission Control Technologies' (ECT's) sales excluding precious metals up 10% with a good contribution from Argillon (acquired in February 2008), higher sales of diesel particulate filters in Europe and good demand for autocatalysts in Asia. Sales were lower in North America as a result of reduced production of cars and trucks in the period
- Margins improved in ECT with actions taken to reduce costs ahead of the downturn in US and Western European car markets
- Process Technologies' sales excluding precious metals were 9% up with good growth in sales of catalysts for hydrogen production and purification products

- Precious Metal Products Division's revenue up 24% to £2.7 billion boosted by high prices for precious metals in the first quarter. Sales excluding precious metals up 12% to £168 million and operating profit up 36% to £64.2 million. Strong profit performance reflects high platinum group metal (pgm) prices in first quarter and unprecedented volatility in second quarter
- Fine Chemicals & Catalysts Division's sales excluding precious metals up 9% to £160 million and operating profit 5% higher at £32.4 million

Business Prospects

- Global car sales are expected to show a significant decline in the second half of Johnson Matthey's financial year compared with last year which will reduce sales of autocatalysts. Actions have been taken to reduce costs which will benefit operating profit. Despite the recent fall in the oil price Process Technologies continues to see good demand and has a strong order book
- The price of platinum has recently fallen sharply, in line with the general sell off of commodities by investors. Profits from our marketing and distribution business will be lower in the second half of the year than the very strong result achieved in the first half but the business will continue to benefit from pgm price volatility if current market conditions persist
- The group will also benefit from the significant appreciation of the US dollar, particularly on translation of the results of our US businesses into sterling
- Assuming pgm prices and exchange rates remain at current levels, and with a drop in global car production of around 11% compared with last year, we would expect underlying profit before tax for the second half of Johnson Matthey's financial year to be 5% - 15% below the level achieved in 2007/08. On that basis we would expect underlying earnings per share for the year as a whole to be in the range 90p to 94p (1% - 5% up on 2007/08)
- The group has a strong balance sheet and ample headroom under its long term funding arrangements to meet future needs

Commenting on the results, Neil Carson, Chief Executive of Johnson Matthey said:

"Johnson Matthey performed well in the first half of 2008/09. With global car sales expected to fall in the second half we have taken action to reduce costs and protect our margins in Emission Control Technologies. The outlook for our other catalyst businesses remains good underpinned by environmental legislation and concerns over energy security.

The long term drivers for our business remain firmly in place. With our strong balance sheet and investment in new technology the group is in a good position to weather the current economic downturn."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

Review of Results

Johnson Matthey's businesses performed well in the first half of 2008/09 despite the slowdown in US and Western European car markets and the fall in the price of platinum in the second quarter. The group's balance sheet is strong with gearing (net debt / equity) falling by 1.4% to 51.2% at 30th September 2008.

Revenue rose by 24% to £4.4 billion, partly as a result of high precious metal prices in the first quarter and increased price volatility. Sales excluding the value of precious metals increased by 10% to £924 million, with good growth in all three divisions. Translated at constant exchange rates sales excluding precious metals grew by 6%.

Underlying operating profit (before amortisation of acquired intangibles) rose by 23% to £164.3 million. At constant exchange rates underlying operating profit was 19% up with most of the growth generated by Environmental Technologies Division and Precious Metal Products Division. Amortisation of acquired intangibles increased from £0.7 million in 2007 to £4.6 million in 2008 of which £4.0 million related to Argillon which was acquired in February 2008.

Interest was £7.4 million higher than last year at £19.9 million, mainly as a result of increased average borrowings. Including £0.5 million of share of profits of associates, underlying profit before tax (before amortisation of acquired intangibles) was 20% up at £144.9 million. After amortisation of acquired intangibles, profit before tax increased by 17% to £140.3 million.

Total earnings per share increased by 12% to 46.8 pence. Underlying earnings per share, which excludes amortisation of acquired intangibles and last year's one-off benefit to deferred tax, rose by 17% to 48.4 pence.

Dividend

The interim dividend has been increased by 5% to 11.1 pence. Our long term policy is to increase dividends in line with earnings growth but for this year's interim we have taken into account the fact that earnings growth for the full year is expected to be lower than the growth rate for the first half.

Operations

Environmental Technologies

	Half Year to 30th September 2008 £ million	2007 £ million	% change	% at constant rates
Revenue	1,316	1,055	+25	+21
Sales excl. precious metals	596	541	+10	+8
Operating profit*	77.8	65.9	+18	+15

*before amortisation of acquired intangibles

Environmental Technologies Division, which comprises Emission Control Technologies (ECT), Process Technologies and Fuel Cells, achieved good growth in the half year. Revenue increased by 25% to £1,316 million; sales excluding precious metals were 10% up at £596 million; and underlying operating profit was 18% better at £77.8 million. Translated at constant exchange rates, sales excluding precious metals increased by 8% and operating profit was 15% higher.

Emission Control Technologies' sales excluding precious metals grew by 10% to £473 million. At constant exchange rates the increase was 8%. The growth resulted from a good contribution from Argillon, increased fitment of diesel particulate filters (DPFs) on new diesel cars in Europe and higher sales in Asia, which more than offset lower sales of autocatalysts in North America and Western Europe.

Return on sales (underlying operating profit / sales excluding precious metals) for ECT was significantly higher than in the first half of last year as a result of actions taken to reduce costs ahead of the downturn in US and Western European car markets.

Global light duty vehicle sales fell by 1.5% in the six months to 30th September 2008 compared to the equivalent period last year. Sales fell by 13% in North America and 7% in Western Europe but grew by 5% in Asia, 15% in South America and 27% in Eastern Europe. Within Asia sales were 8% up in China and 12% higher in India but 3% down in Japan. In Western Europe, sales of diesel engined cars continued to exceed sales of cars with petrol engines, with an increasing proportion of diesels fitted with DPFs as standard.

Estimated Light Vehicle Sales and Production

		Half Year to 30th September 2008 millions	2007 millions	change %
North America	Sales	8.7	10.0	-13.0
	Production	6.4	7.6	-15.8
Europe	Sales	11.4	11.2	+1.8
	Production	11.1	10.8	+2.8
Asia	Sales	8.5	8.1	+4.9
	Production	13.4	12.9	+3.9
Global	Sales	33.0	33.5	-1.5
	Production	34.6	34.7	-0.3

Source: Global Insight

Despite the fall in global car sales ECT's light duty catalyst business performed well. Sales growth in Asia was strong with car demand continuing to grow and Johnson Matthey gaining share. In Europe the light vehicle market was slightly ahead with growth in Eastern Europe offsetting weakness in many Western European countries. Sales of DPFs also increased compared with last year. Light duty sales fell in North America as a result of falling car demand. Early action was taken to reduce costs which benefited operating profit.

Sales of heavy duty diesel (HDD) vehicles fell in North America but held up well in Europe in the first half. Despite lower volumes in North America, ECT's sales excluding precious metals of HDD catalysts to original equipment manufacturers were higher than last year. The acquisition of Argillon added some sales in the period. We have revised downwards our estimate of market size for HDD catalysts for the end of 2008 to US $620 million excluding precious metals but expect Johnson Matthey to take a larger share of that market.

The market for HDD catalysts is expected to show substantial growth over the next decade. New standards are scheduled to be introduced in Europe (Euro V) in 2009 and in the USA and Japan in 2010. Legislation is also being introduced in many other countries over the next few years. In 2011 legislation will start for non road vehicles in Europe and North America which will increase the market for HDD catalysts. After allowing for the impact of a sustained economic downturn we now expect the market for HDD catalysts will grow to about US $2.5 billion in 2014, a fourfold increase over six years.

Argillon has performed very well since acquisition and made a useful contribution to ECT's heavy duty diesel business in the half year. The Powerplants business, which manufactures catalysts used to reduce emissions of oxides of nitrogen in power stations, achieved good sales in the period and is looking at opportunities to expand its business in China.

Process Technologies' sales excluding precious metals grew by 9%. At constant exchange rates sales increased by 8%. Its Ammonia, Methanol, Oil and Gas (AMOG) business achieved good sales growth with concerns over energy security and tightening environmental regulations underpinning demand for catalysts and purification materials. While the oil price has fallen back in recent months it still remains historically high and concerns over security of supply continue to encourage the use of alternative feedstocks, such as coal and natural gas, for fuels and key petrochemical intermediates.

Within AMOG demand from oil refineries was strong reflecting the need for more hydrogen and absorbents to treat dirtier crudes and to meet tighter fuel specifications. The business also won a number of new contracts for advanced purification materials for new gas processing projects. Demand remained firm for methanol and ammonia catalysts with continued investment in new plants in Asia and the Middle East.

Davy Process Technology, which develops and licenses chemical processes, achieved good growth in the first half. Major licensing contracts included methanol, oxo alcohol and butanediol projects in China and a biodiesel project in the USA.

In our **Fuel Cells** business sales continued to grow. There are a number of early markets for fuel cells which are beginning to develop and the business has been successful in selling fuel cell components to an increasing range of customers.

Sales of components for natural gas powered fuel cells which provide combined heat and power to commercial buildings have risen significantly and our customers have good order books. Demand for membrane electrode assemblies for direct methanol fuel cells was also encouraging. Applications include portable power supplies and battery rechargers that remove the dependence of batteries on mains charging.

Precious Metal Products

	Half Year to 30th September 2008 £ million	2007 £ million	% change	% at constant rates
Revenue	**2,719**	**2,201**	**+24**	**+21**
Sales excl. precious metals	**168**	**151**	**+12**	**+5**
Operating profit	**64.2**	**47.2**	**+36**	**+30**

Precious Metal Products Division's revenue rose by 24% to £2,719 million. Precious metal prices were significantly higher than the same period last year particularly in the first quarter. Sales excluding the value of precious metals increased by 12% to £168 million with good volume growth in the division's manufacturing businesses. Operating profit grew by 36% to £64.2 million. Translated at constant exchange rates, sales excluding precious metals increased by 5% and operating profit was 30% higher.

The Platinum Marketing and Distribution business achieved strong profit growth in favourable market conditions. Sales and profits were well ahead in the first quarter as a result of high pgm prices. Prices fell sharply in the second quarter but profit was still well ahead of last year as a result of the unprecedented volatility which improved margins.

Demand for platinum is expected to fall by 2% in the calendar year 2008 largely as a result of high metal prices in the first half of the year which negatively affected the affordability of jewellery in the important Chinese and Japanese markets. However, sales to the automotive industry are expected to grow for the tenth successive year. Weak demand from the troubled North American car market will be more than offset by higher platinum demand for diesel particulate filters in Europe and growth in vehicle production in Eastern Europe, Asia and South America. Supplies are expected to fall as mining in South Africa faces a series of challenges such as electricity shortages, smelter outages and a lack of skilled labour. Overall the platinum market is expected to be in deficit and prices in the first half of the calendar year 2008 reflected this by recording a series of all time highs, peaking at $2,276/oz in March. However, as problems in the financial sector became apparent investors and speculators sold down their substantial long positions and the price fell rapidly. The average platinum price in the first half of Johnson Matthey's financial year was $1,795/oz, up 39% compared to last year.

The palladium market is expected to remain in surplus in 2008, although this will be much smaller than in previous years as a result of higher demand and lower sales from Russian stockpiles. The price peaked at $588/oz in March, its highest since 2001. Heavy fund selling later in the year pushed the average price for Johnson Matthey's first half down to $391/oz, up 9% on last year.

Rhodium followed the same trend as platinum and palladium, recording a record price of $10,100/oz in the first half of calendar year 2008 before falling to $4,350/oz by the end of September. Overall the market is expected to remain in deficit. The average price for our first half was $8,142/oz, 32% higher than in the same period last year.

The division's manufacturing businesses all performed well. The metal fabrication businesses achieved good sales of industrial products and medical components. Our Pgm Refining and Recycling business was particularly strong with increased intakes of secondary materials such as autocatalyst scrap. The division's gold refineries, based in North America, both achieved good growth supported by the strong gold price and increased intakes.

Colour Technologies' sales were below last year but margins and profits improved reflecting the impact of lower material costs. Demand for automotive glass enamels softened towards the end of the period as a result of weakness in the car market but sales of decorative precious metal products continued to grow.

Fine Chemicals & Catalysts

	Half Year to 30th September			%
	2008 £ million	2007 £ million	% change	at constant rates
Revenue	**320**	**256**	**+25**	**+18**
Sales excl. precious metals	**160**	**148**	**+9**	**+3**
Operating profit	**32.4**	**31.0**	**+5**	**-**

Fine Chemicals & Catalysts Division's revenue increased by 25% to £320 million with good sales of platinum chemicals. Sales excluding precious metals were 9% up at £160 million, and operating profit was 5% up at £32.4 million. With a significant proportion of its activities based in the USA the division benefited from favourable exchange translation. At constant exchange rates, sales excluding precious metals increased by 3% and operating profit was unchanged compared with last year.

Catalysts and Chemicals, which manufactures precious and base metal catalysts and chemicals, saw good growth in revenue largely as a result of the high average price of platinum compared with last year. The business sells platinum group metal chemicals and catalysts where the cost of the metal is a pass through for Johnson Matthey. Catalysts and Chemicals' sales excluding precious metals were slightly down on last year as a result of the lower average prices of several of the base metals used in the manufacture of catalysts, particularly nickel. However, operating profit was ahead of last year with continued growth in catalyst volumes. Our new facility in China to manufacture platinum catalysts and chemicals has started well and catalyst demand across the Asian region continued to grow.

Macfarlan Smith, which manufactures active pharmaceutical ingredients (APIs) and intermediate products, achieved good sales growth in specialist opiates. Manufacturing costs rose, particularly for energy, which reduced return on sales but operating profit was still ahead of last year. Operating profit for Pharmaceutical Materials and Services, our US based API manufacturing business, was down on last year with reduced income from amphetamine salts in the run up to the launch of the generic version of Adderall XR® in April 2009. The business is expected to benefit next year from the launch of this new product.

Research Chemicals, which supplies speciality inorganic and organic chemicals to research institutes and other customers through a global catalogue, achieved good sales growth with profits ahead of last year. Most of the growth was in North America and Asia. Sales were held back in China during the period of the Olympics but have recovered well since then.

Finance

Exchange Rates

The main impact of exchange rates on the group's results comes from the translation of foreign subsidiaries' profits into sterling. Around a quarter of the group's profits are made in North America, mainly in the USA. The average rate for the US dollar for the six months to 30th September 2008 was $1.93/£ compared with $2.00/£ for the first half of last year which improved reported profits by £1.3 million. The euro was even stronger in the period averaging €1.26/£ compared with €1.47/£ in 2007 which improved the group's results by £2.5 million. The South African rand weakened from R14.2/£ to R15.0/£. However, the catalysts manufactured by our South African

business are ultimately for export and the benefit of a weaker rand on margins more than offsets the translation effect. Excluding the rand, exchange translation increased group operating profit by £5.3 million compared with the first half of last year.

Over the three years from 2005/06 to 2007/08 the average rate for the US dollar weakened from $1.78/£ to $2.01/£ which had an adverse effect on the group's reported results. Each 1 cent change in the exchange rate for the US dollar affects our reported profits by approximately £0.4 million in a full year. In the second half of this calendar year the US dollar has strengthened significantly and at 24th November 2008 was $1.51/£. If it remains at this level for the remainder of the year the benefit from exchange translation will increase significantly in the second half of the year.

Interest

The group's net finance costs for the six months to 30th September 2008 increased by £7.4 million to £19.9 million. The rise in the cost was mainly the result of higher average borrowings which increased by £245.6 million in 2007/08 mainly as a result of the acquisition of Argillon in February 2008 and the impact of earlier share buy-backs. Average interest rates also increased slightly but are expected to decrease in the second half of the year. Despite the increase in net finance costs the group's interest cover (underlying operating profit / net finance costs) for the period was comfortable at 8.3 times.

Taxation

The group's tax charge for the continuing businesses rose by £8.8 million to £41.3 million. The charge for the first half of last year included a one-off benefit of £1.8 million to deferred tax arising from the reduction in the rate of UK corporation tax from 30% to 28% on 1st April 2008 which we excluded from underlying earnings per share. The group's underlying average tax rate for the current year is 29.4% which was unchanged from the rate for the full year in 2007/08 although higher than the rate for the first half.

Cash Flow

In the six months to 30th September 2008 the group generated a net cash inflow from operating activities of £145.0 million compared with £107.0 million for the first half of last year. Working capital increased by only £9.3 million in the first half despite the rise in sales, with the fall in platinum group metal prices towards the end of the period having a favourable impact on inventories and receivables. Tax paid, which is included in cash flow from operating activities, was quite high in the first half reflecting the timing of tax payments. The amount of tax to be paid in the second half will be lower than average which will benefit cash flow.

The cash outflow on capital expenditure in the half year was £68.6 million. We are currently constructing two major facilities, one in Western Pennsylvania, USA and the other in Macedonia, to supply the new HDD catalysts which will be needed to meet the tighter US and European legislation. Expenditure on these facilities will increase in the second half and we will also be completing our expansion at Clitheroe in the UK to manufacture the latest generation of syngas catalysts. All these new facilities are expected to contribute significantly to growth from 2010 onwards.

Cash inflow before dividends, acquisitions and divestments was £58.7 million. The cash cost of last year's final dividend, paid in August, was £54.7 million. No major acquisitions or disposals were undertaken in the half year. After taking into account the impact of exchange translation on foreign currency borrowings (particularly US dollars) net debt rose by £9.4 million to £619.8 million. Gearing (net debt / total equity) fell by 1.4% compared with 31st March 2008 to 51.2%.

Capital Structure

On 31st July 2008 we drew down a five year fixed rate loan of €125 million from the European Investment Bank (EIB) under a facility arranged earlier in the year. The facility is provided to support the group's increasing investment in research and development. At 30th September 2008, £514 million of the group's debt was in the form of long term bonds issued in the US and loans from the EIB. Only £19 million of this debt is due to be repaid before 2011. In addition the group has £360 million of committed bank facilities which are individually negotiated and mostly have at least two years to run. The group has ample headroom to meet its funding requirements for the next few years. The high capital expenditure we are planning for the second half of the year will be entirely funded out of internally generated cash flow.

Outlook

Johnson Matthey achieved good results in the six months to 30th September 2008 with sales and profits well ahead of last year despite the slowdown in US and Western European car markets and the fall in the price of platinum in the second quarter.

Global car sales are expected to show a significant decline in the second half of our financial year compared with last year which will reduce sales of autocatalysts. Actions have been taken to reduce costs which will benefit operating profit. Despite the recent fall in the oil price Process Technologies continues to see good demand and has a strong order book.

The price of platinum has recently fallen sharply, in line with the general sell off of commodities by investors. Profits from our Platinum Marketing and Distribution business will be lower in the second half of the year than the very strong result achieved in the first half of 2008/09, but the business will still continue to benefit from pgm price volatility if current market conditions persist.

The Fine Chemicals & Catalysts Division is likely to be less affected by the economic downturn than the other two divisions and is expected to deliver steady growth in the second half. The group will also benefit from much more favourable exchange translation if rates stay at current levels.

Assuming pgm prices and exchange rates remain at current levels, and with a drop in global car production of around 11% compared with last year, we would expect underlying profit before tax for the second half of Johnson Matthey's financial year to be around 5% -15% below the level achieved in 2007/08. On that basis we would expect underlying earnings per share for the year as a whole to be in the range 90p to 94p (1% - 5% up on 2007/08).

Looking beyond our year end, it is more difficult to predict how the global economy will develop. However, we have strong market positions, leading technology and our finances are in good shape. The long term drivers for our businesses remain firmly in place and we believe that Johnson Matthey is well positioned to weather the current economic downturn.

Risks and Uncertainties

The principal risks and uncertainties to which the group is exposed are unchanged from those identified in our 2008 Annual Report. The principal risks and uncertainties, together with the group's strategies to manage them, are set out on pages 24 to 26 of the Annual Report and cover the following areas:

- Technological change and patents
- Legislation
- Global, political and economic conditions
- Environmental liabilities
- Commercial relationships
- Foreign exchange
- Precious metal prices and controls
- Pensions
- Customer market dynamics
- Competitor risk
- Litigation and investigations
- Energy and raw materials
- Credit risk

The outlook for the global economy has worsened in the last six months which is expected to adversely impact the group's performance in the second half of the financial year compared with the first. Credit risks of some of the group's customers have also increased and we continue to pay considerable attention to credit control management.

Responsibility Statement of the Directors in respect of the Half-Yearly Report

The Half-Yearly Report is the responsibility of the directors. Each of the directors as at the date of this responsibility statement, whose names and functions are indicated below, confirms that to the best of their knowledge:

a) the condensed consolidated accounts have been prepared in accordance with International Accounting Standard (IAS) 34 – 'Interim Financial Reporting';

b) the interim management report included in the Half-Yearly Report on pages 3 to 13 includes a fair review of the information required by DTR 4.2.7 R of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated accounts; and a

description of the principal risks and uncertainties for the remaining six months of the financial year; and

c) the interim management report (note 12 on page 24) included in the Half-Yearly Report includes a fair review of the information required by DTR 4.2.8 R of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules, being disclosure of related parties transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the company during that period; and any changes in the related parties transactions described in the last annual report that could have a material effect on the financial position or performance of the company in the first six months of the current financial year.

The names and functions of the directors of Johnson Matthey Plc are as follows:

Sir John Banham	Chairman
N A P Carson	Chief Executive
P N Hawker	Executive Director, Process Technologies and Fine Chemicals & Catalysts
D W Morgan	Executive Director, Group Corporate Development
L C Pentz	Executive Director, Emission Control Technologies
M J Roney	Non-executive Director
J N Sheldrick	Group Finance Director
I C Strachan	Non-executive Director
D C Thompson	Non-executive Director
A M Thomson	Non-executive Director, Senior Independent Director and Chairman of the Audit Committee
R J W Walvis	Non-executive Director, Chairman of the Management Development and Remuneration Committee

This responsibility statement was approved by the Board of Directors on 25th November 2008 and is signed on its behalf by:

Sir John Banham
Chairman

INDEPENDENT REVIEW REPORT
to Johnson Matthey Plc

Introduction
We have been engaged by the company to review the condensed consolidated accounts in the Half-Yearly Report for the six months ended 30th September 2008 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Balance Sheet, the Condensed Consolidated Cash Flow Statement, the Condensed Consolidated Statement of Recognised Income and Expense and the related explanatory notes. We have read the other information contained in the Half-Yearly Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated accounts.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (DTR) of the UK's Financial Services Authority (UK FSA). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The Half-Yearly Report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half-Yearly Report in accordance with the DTR of the UK FSA.

The annual accounts of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU). The condensed consolidated accounts included in this Half-Yearly Report have been prepared in accordance with IAS 34 - 'Interim Financial Reporting' as adopted by the EU.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed consolidated accounts in the Half-Yearly Report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the UK. A review of half-yearly financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated accounts in the Half-Yearly Report for the six months ended 30th September 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square, London
25th November 2008

CONDENSED CONSOLIDATED INCOME STATEMENT

for the six months ended 30th September 2008

	Notes	Six months ended 30.9.08 £ million	Six months ended 30.9.07 restated £ million	Year ended 31.3.08 £ million
Revenue	2	**4,355.0**	3,512.0	7,498.7
Cost of sales		**(4,081.6)**	(3,293.6)	(7,006.7)
Gross profit		**273.4**	218.4	492.0
Operating expenses		**(109.1)**	(85.3)	(195.2)
Amortisation of acquired intangibles	4	**(4.6)**	(0.7)	(3.1)
Operating profit	2,3	**159.7**	132.4	293.7
Finance costs		**(22.7)**	(19.1)	(39.9)
Finance income		**2.8**	6.6	9.6
Share of profit of associate		**0.5**	0.2	(1.1)
Profit before tax		**140.3**	120.1	262.3
Income tax expense		**(41.3)**	(32.5)	(77.2)
Profit for the period from continuing operations		**99.0**	87.6	185.1
(Loss) / profit for the period from discontinued operations	7	**(0.4)**	-	0.3
Profit for the period		**98.6**	87.6	185.4
Attributable to:				
Equity holders of the parent company		**98.6**	88.1	186.2
Minority interests		**-**	(0.5)	(0.8)
		98.6	87.6	185.4

	Notes	pence	restated pence	pence
Earnings per ordinary share attributable to the equity holders of the parent company				
Continuing operations				
Basic	5	**47.0**	41.8	88.3
Diluted	5	**46.4**	41.2	86.9
Total				
Basic	5	**46.8**	41.8	88.5
Diluted	5	**46.2**	41.2	87.1

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30th September 2008

	Notes	30.9.08 £ million	30.9.07 £ million	31.3.08 restated £ million
Assets				
Non-current assets				
Property, plant and equipment		755.6	611.3	717.6
Goodwill		483.0	399.4	480.4
Other intangible assets		110.4	39.7	110.3
Deferred income tax assets		9.8	11.5	22.3
Investments and other receivables		12.0	10.2	9.3
Swaps related to borrowings	9	6.5	-	12.6
Post-employment benefits net assets		73.9	53.5	68.5
Total non-current assets		1,451.2	1,125.6	1,421.0
Current assets				
Inventories		397.9	407.8	380.4
Current income tax assets		64.1	8.1	6.2
Trade and other receivables		661.7	499.6	647.3
Cash and deposits	9	82.3	90.0	102.1
Investments and other financial assets		16.3	8.7	6.0
Other current assets		-	7.1	-
Assets classified as held for sale		33.0	-	30.2
Total current assets		1,255.3	1,021.3	1,172.2
Total assets		2,706.5	2,146.9	2,593.2
Liabilities				
Current liabilities				
Trade and other payables		(501.2)	(396.8)	(482.4)
Current income tax liabilities		(80.2)	(56.1)	(76.5)
Borrowings and finance leases	9	(58.4)	(31.5)	(122.0)
Other financial liabilities		(37.2)	(9.3)	(19.2)
Provisions		(6.6)	(9.2)	(5.1)
Liabilities classified as held for sale		(8.9)	-	(7.1)
Total current liabilities		(692.5)	(502.9)	(712.3)
Non-current liabilities				
Borrowings, finance leases and related swaps	9	(650.2)	(477.4)	(603.1)
Deferred income tax liabilities		(78.5)	(41.2)	(49.1)
Employee benefits obligations		(58.8)	(50.9)	(52.1)
Provisions		(14.3)	(8.5)	(13.3)
Other payables		(1.1)	(1.1)	(3.0)
Total non-current liabilities		(802.9)	(579.1)	(720.6)
Total liabilities		(1,495.4)	(1,082.0)	(1,432.9)
Net assets		1,211.1	1,064.9	1,160.3
Equity				
Share capital		220.7	220.7	220.7
Share premium account		148.3	148.3	148.3
Shares held in employee share ownership trusts		(62.1)	(71.8)	(68.6)
Other reserves		(10.1)	(11.3)	(20.6)
Retained earnings		913.1	777.3	879.1
Total equity attributable to equity holders of the parent company		1,209.9	1,063.2	1,158.9
Minority interests		1.2	1.7	1.4
Total equity	8	1,211.1	1,064.9	1,160.3

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th September 2008

	Notes	Six months ended 30.9.08 £ million	Six months ended 30.9.07 £ million	Year ended 31.3.08 £ million
Cash flows from operating activities				
Profit before tax		**140.3**	120.1	262.3
Adjustments for:				
Share of (profit) / loss in associate		**(0.5)**	(0.2)	1.1
Discontinued operations		**(0.4)**	-	0.3
Depreciation, amortisation and profit on sale of non-current assets and investments		**48.5**	37.8	82.0
Share-based payments		**2.4**	2.0	4.3
Changes in working capital and provisions		**(9.3)**	(34.9)	(100.4)
Changes in fair value of financial instruments		**10.8**	1.3	2.3
Net finance costs		**19.9**	12.5	30.3
Income tax paid		**(66.7)**	(31.6)	(71.5)
Net cash inflow from operating activities		**145.0**	107.0	210.7
Cash flows from investing activities				
Dividends received from associate		**-**	0.3	0.4
Purchases of non-current assets and investments		**(68.6)**	(58.8)	(145.1)
Proceeds from sale of non-current assets and investments		**0.1**	1.2	1.5
Purchases of businesses and minority interests		**(1.7)**	-	(158.1)
Net proceeds from sale of businesses and minority interests		**(0.3)**	(0.8)	(1.8)
Net cash outflow from investing activities		**(70.5)**	(58.1)	(303.1)
Cash flows from financing activities				
Net purchase of own shares		**0.6**	(47.7)	(44.6)
Proceeds from borrowings and finance leases		**40.3**	72.4	208.0
Dividends paid to equity holders of the parent company	6	**(54.7)**	(50.0)	(72.3)
Interest paid		**(21.2)**	(18.8)	(39.4)
Interest received		**2.8**	6.7	9.7
Net cash (outflow) / inflow from financing		**(32.2)**	(37.4)	61.4
Increase / (decrease) in cash and cash equivalents in period		**42.3**	11.5	(31.0)
Exchange differences on cash and cash equivalents		**(0.1)**	0.2	9.5
Cash and cash equivalents at beginning of period		**38.5**	60.0	60.0
Cash and cash equivalents at end of period	9	**80.7**	71.7	38.5

	Notes	Six months ended 30.9.08 £ million	Six months ended 30.9.07 £ million	Year ended 31.3.08 £ million
Reconciliation to net debt				
Increase / (decrease) in cash and cash equivalents in period		**42.3**	11.5	(31.0)
Proceeds from borrowings and finance leases		**(40.3)**	(72.4)	(208.0)
Change in net debt resulting from cash flows		**2.0**	(60.9)	(239.0)
Borrowings acquired with subsidiaries		**-**	-	(3.6)
Exchange differences on net debt		**(11.4)**	6.8	(3.0)
Movement in net debt in period		**(9.4)**	(54.1)	(245.6)
Net debt at beginning of period		**(610.4)**	(364.8)	(364.8)
Net debt at end of period	9	**(619.8)**	(418.9)	(610.4)

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the six months ended 30th September 2008

	Six months ended 30.9.08 £ million	Six months ended 30.9.07 £ million	Year ended 31.3.08 £ million
Currency translation differences on foreign currency net investments and related loans	**31.6**	(0.9)	30.7
Fair value gain on available-for-sale investments transferred to profit on sale	**-**	-	(0.1)
Cash flow hedges	**1.3**	(0.5)	(12.3)
Fair value losses on net investment hedges	**(18.9)**	(0.2)	(37.5)
Actuarial gain on post-employment benefits assets and liabilities	**-**	-	16.2
Tax on above items taken directly to or transferred from equity	**(3.5)**	2.5	6.9
Net income recognised directly in equity	**10.5**	0.9	3.9
Profit for the period	**98.6**	87.6	185.4
Total recognised income and expense relating to the period	**109.1**	88.5	189.3
Total recognised income and expense attributable to:			
Equity holders of the parent company	**109.1**	89.2	190.1
Minority interests	**-**	(0.7)	(0.8)
	109.1	88.5	189.3

NOTES ON THE ACCOUNTS

for the six months ended 30th September 2008

1 Basis of preparation

The half-yearly accounts were approved by the Board of Directors on 25th November 2008, and are unaudited but have been reviewed by the auditors. These condensed consolidated accounts do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, but have been prepared in accordance with International Accounting Standard (IAS) 34 - 'Interim Financial Reporting' and on the basis of the accounting policies set out in the Annual Report and Accounts for the year ended 31st March 2008. Information in respect of the year ended 31st March 2008 is derived from the company's statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors' report on those statutory accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain any statement under sections 237(2) and 237(3) of the Companies Act 1985.

The balance sheet for 31st March 2008 has been restated for the adjustments to the fair value of the net assets acquired and goodwill on acquisition of Argillon described in note 11. The income statement for the six months ended 30th September 2007 has been restated to show amortisation of acquired intangibles separately (note 4).

2 Segmental information by business segment

	Environmental Technologies £ million	Precious Metal Products £ million	Fine Chemicals & Catalysts £ million	Total £ million
Six months ended 30th September 2008				
Sales to external customers	1,316.2	2,719.0	319.8	4,355.0
External sales excluding the value of precious metals	595.8	168.3	160.2	924.3
Underlying segment result	77.8	64.2	32.4	174.4
Amortisation of acquired intangibles	(4.6)	-	-	(4.6)
Segment result	73.2	64.2	32.4	169.8
Unallocated corporate expenses				(10.1)
Operating profit				159.7
Six months ended 30th September 2007 (restated)				
Sales to external customers	1,055.3	2,201.1	255.6	3,512.0
External sales excluding the value of precious metals	541.3	150.7	147.5	839.5
Underlying segment result	65.9	47.2	31.0	144.1
Amortisation of acquired intangibles	(0.7)	-	-	(0.7)
Segment result	65.2	47.2	31.0	143.4
Unallocated corporate expenses				(11.0)
Operating profit				132.4
Year ended 31st March 2008				
Sales to external customers	2,289.7	4,688.1	520.9	7,498.7
External sales excluding the value of precious metals	1,139.6	307.4	303.2	1,750.2
Underlying segment result	147.3	102.1	67.1	316.5
Amortisation of acquired intangibles	(3.1)	-	-	(3.1)
Segment result	144.2	102.1	67.1	313.4
Unallocated corporate expenses				(19.7)
Operating profit				293.7

NOTES ON THE ACCOUNTS

for the six months ended 30th September 2008

3 Effect of exchange rate changes on translation of foreign subsidiaries' external sales excluding the value of precious metals and operating profits

Average exchange rates used for translation of results of foreign operations	Six months ended 30.9.08	Six months ended 30.9.07	Year ended 31.3.08
US dollar / £	**1.934**	2.005	2.007
Euro / £	**1.262**	1.471	1.417
South African rand / £	**15.01**	14.22	14.30

The main impact of exchange rate movements on the group's sales and operating profit comes from the translation of foreign subsidiaries' profits into sterling. The one significant exception is the South African rand where the translational impact is more than offset by the impact of movements in the rand on operating margins. Consequently the analysis below excludes the translational impact of the rand.

	Six months ended 30.9.08 £ million	Six months ended 30.9.07 At last year's rates restated £ million	Six months ended 30.9.07 At this year's rates £ million	Change at this year's rates %
External sales excluding the value of precious metals				
Environmental Technologies	**595.8**	541.3	553.5	+8
Precious Metal Products	**168.3**	150.7	159.9	+5
Fine Chemicals & Catalysts	**160.2**	147.5	155.7	+3
External sales excluding the value of precious metals	**924.3**	839.5	869.1	+6
Underlying operating profit				
Environmental Technologies	**77.8**	65.9	67.7	+15
Precious Metal Products	**64.2**	47.2	49.4	+30
Fine Chemicals & Catalysts	**32.4**	31.0	32.4	-
Unallocated corporate expenses	**(10.1)**	(11.0)	(11.1)	
Underlying operating profit	**164.3**	133.1	138.4	+19

4 Amortisation of acquired intangibles

The amortisation of acquired intangible assets which arise on the acquisition of businesses is separated from operating expenses and is shown separately on the face of the income statement. The income statement for the six months ended 30th September 2007 has been restated accordingly. It is excluded from underlying operating profit.

5 Earnings per ordinary share

The calculation of earnings per ordinary share is based on a weighted average of 210,657,089 shares in issue (six months ended 30th September 2007 - 210,736,061 shares, year ended 31st March 2008 - 210,502,894 shares). The calculation of diluted earnings per ordinary share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plans. These adjustments give rise to an increase in the weighted average number of shares in issue of 2,983,515 (six months ended 30th September 2007 restated - 2,907,741 shares, year ended 31st March 2008 - 3,313,868 shares).

Underlying earnings per ordinary share are calculated as follows:

	Six months ended		Year ended
	30.9.08	30.9.07 restated	31.3.08
	£ million	£ million	£ million
Profit for the period attributable to equity holders of the parent company	98.6	88.1	186.2
Amortisation of acquired intangibles	4.6	0.7	3.1
Tax effect of UK corporation tax rate change	-	(1.8)	-
Tax thereon	(1.3)	(0.2)	(0.9)
Underlying profit	101.9	86.8	188.4
	pence	restated pence	pence
Basic underlying earnings per share	48.4	41.2	89.5

6 Dividends

An interim dividend of 11.1 pence per ordinary share will be paid on 3rd February 2009 to shareholders on the register at the close of business on 5th December 2008. The estimated amount to be paid is £23.4 million and has not been recognised in these accounts.

	Six months ended		Year ended
	30.9.08	30.9.07	31.3.08
	£ million	£ million	£ million
2006/07 final ordinary dividend paid - 23.7 pence per share	-	50.0	50.0
2007/08 interim ordinary dividend paid - 10.6 pence per share	-	-	22.3
2007/08 final ordinary dividend paid - 26.0 pence per share	54.7	-	-
	54.7	50.0	72.3

7 Discontinued operations

As part of the acquisition of Argillon (note 11) the group acquired an insulators and alumina business which it is actively marketing. At 30th September 2008 and 31st March 2008 it has been classified as held for sale.

8 Changes in equity

	Six months ended 30.9.08 £ million	Six months ended 30.9.07 £ million	Year ended 31.3.08 £ million
Equity at beginning of period	**1,160.3**	1,078.1	1,078.1
Total recognised income and expense relating to the period	**109.1**	88.5	189.3
Dividends paid to equity holders of the parent company	**(54.7)**	(50.0)	(72.3)
Dividends payable to minority interests	**(0.2)**	(0.2)	(0.4)
Minority interest arising on acquisition of subsidiary	**-**	0.2	0.2
New share capital subscribed	**-**	2.2	2.2
Purchase of own shares	**-**	(39.1)	(39.1)
Net purchase of shares for employee share ownership trusts	**0.6**	(10.8)	(7.7)
Share-based payments (net of shares transferred to employees)	**2.4**	2.0	4.3
Tax on items taken directly to or transferred from equity	**(6.4)**	(6.0)	5.7
Equity at end of period	**1,211.1**	1,064.9	1,160.3

9 Net debt

	30.9.08 £ million	30.9.07 £ million	31.3.08 £ million
Cash and deposits	**82.3**	90.0	102.1
Bank overdrafts	**(1.6)**	(18.3)	(63.6)
Cash and cash equivalents	**80.7**	71.7	38.5
Current other borrowings and finance leases	**(56.8)**	(13.2)	(58.4)
Non-current swaps related to borrowings	**6.5**	-	12.6
Non-current borrowings, finance leases and related swaps	**(650.2)**	(477.4)	(603.1)
Net debt	**(619.8)**	(418.9)	(610.4)

10 Precious metal operating leases

The group leases precious metals from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventories to meet all the obligations under these lease arrangements as they fall due. At 30th September 2008 precious metal leases were £127.2 million (30th September 2007 £54.9 million, 31st March 2008 £86.1 million).

11 Acquisitions

On 6th February 2008 the group acquired 100% of the issued share capital of Argillon Group (Argillon). When the accounting records of the insulators and alumina businesses were separated from the other Argillon businesses it was found that the carrying amount of the assets and liabilities immediately prior to acquisition had been incorrectly allocated between the businesses. This changes the fair values at acquisition and the goodwill on acquisition and as a result the balance sheet at 31st March 2008 has been restated.

	Original fair value at time of acquisition £ million	Revised fair value at time of acquisition £ million	Correction to fair value and to 31.3.08 £ million
Property, plant and equipment	31.4	42.7	11.3
Intangible assets - capitalised software	0.4	0.4	-
Intangible assets - patents and trademarks	7.9	7.9	-
Intangible assets - customer contracts and relationships	35.0	35.0	-
Intangible assets - research and technology	16.6	16.6	-
Intangible assets - capitalised development	5.4	5.4	-
Assets classified as held for sale	39.0	24.6	(14.4)
Liabilities classified as held for sale	(24.1)	(9.7)	14.4
Inventories	11.5	11.5	-
Trade and other receivables	30.1	22.5	(7.6)
Cash and cash equivalents	2.3	2.3	-
Current other borrowings	(3.6)	(3.6)	-
Trade and other payables	(26.0)	(26.8)	(0.8)
Current income tax liabilities	(4.8)	(4.8)	-
Deferred income tax liabilities	(22.0)	(21.7)	0.3
Employee benefits obligations	(5.1)	(5.9)	(0.8)
Provisions	(4.6)	(4.6)	-
Total net assets acquired	89.4	91.8	2.4
Goodwill on acquisition	72.5	70.1	(2.4)
Total consideration and costs incurred	161.9	161.9	-

12 Transactions with related parties

The group's associate, AGR Matthey, is a related party. Details of related party transactions for the year ended 31st March 2008 can be found in note 41 on page 102 of the Annual Report and Accounts 2008. There have been no material changes in these relationships in the six months ended 30th September 2008 and no related party transactions have taken place which have materially affected the financial position or the performance of the group during that period.

FINANCIAL CALENDAR

2008

3rd December
Ex dividend date

5th December
Interim dividend record date

2009

3rd February
Payment of interim dividend

4th June
Announcement of results for the year ending 31st March 2009

10th June
Ex dividend date

12th June
Final dividend record date

21st July
118th Annual General Meeting (AGM)

4th August
Payment of final dividend subject to declaration at the AGM

Cautionary Statement
This announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Johnson Matthey Public Limited Company
Registered Office: 40-42 Hatton Garden, London EC1N 8EE
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Registrars
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
Telephone: 0871 384 2344
Internet address: www.shareview.co.uk

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Disposal
Released	07:05 26-Nov-08
Number	9439I07

RNS Number : 9439I
Johnson Matthey PLC
26 November 2008

For release at 7.05 am Wednesday 26th November 2008

Johnson Matthey Announces the Sale of Argillon's Insulators and Alumina Businesses

Johnson Matthey announces that it has today completed the sale of the non-core Ceramic Insulators and Alumina businesses in Germany, Poland and Romania that it acquired as part of the Argillon Group in February 2008, to Lapp Insulator GmbH & Co for €21 million in cash plus a €2 million vendor loan note.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
David Morgan	Executive Director, Group Corporate Development	020 7269 8454
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

Sir John Banham

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holding of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

James Hay Pension Trustees Limited

8. State the nature of the transaction:

Purchase of shares into a Self Invested Personal Pension (SIPP)

9. Number of shares, debentures or financial instruments relating to shares acquired:

3,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£8.215

14. Date and place of transaction:

27 November 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

18,400

16. Date issuer informed of transaction:

27 November 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
27 November 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

Mrs D C Thompson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

Notification relates to Mr C Thompson (spouse)

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Hargreaves Lansdowne Nominees Limited

8. State the nature of the transaction:

Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

6,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£8.245

14. Date and place of transaction:

27 November 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

9,721

16. Date issuer informed of transaction:

28 November 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
28 November 2008

Platinum Interim Review 2008

Platinum Market Forecast To Be In Deficit by 240,000 Oz in 2008

The platinum market is forecast to show a deficit of 240,000 oz in 2008 according to Platinum 2008 Interim Review, released today by Johnson Matthey. Supplies of platinum are expected to fall 4.2 per cent to 6.28 million ounces while demand is set to decrease by 2.3 per cent to 6.52 million ounces. Tight fundamentals drove the price to a record $2,276 per ounce in March. However, the onset of the global financial crisis led to heavy sales by investors and the price ended September at only $1,004.

Global Supplies Expected to Fall, With Decrease Greatest in South Africa

Platinum supplies are forecast to fall by 275,000 oz to 6.28 million ounces in 2008. Electricity supply problems, smelter outages, a lack of skilled staff and other challenges are likely to drive South African platinum supplies 250,000 oz lower in 2008, to 4.78 million ounces. Production of platinum from Russia is expected to fall to 855,000 oz but North American and Zimbabwean platinum supplies should increase.

Autocatalyst Demand for Platinum Set to Climb Again in 2008

Gross global platinum demand for the production of autocatalysts will grow by a forecast 85,000 oz to 4.23 million ounces in 2008. North American demand will fall by 305,000 oz as vehicle production slows. However, this decline will be outweighed by higher use of platinum in diesel particulate filters on light duty vehicles in Europe than in the previous calendar year and by growing automobile output in China and in other developing economies.

Jewellery Demand Hit by Price Volatility and Increased Recycling

Net purchases of new metal by jewellery manufacturers are forecast to fall by 340,000 oz to 1.12 million ounces in 2008. High metal prices encouraged careful stock control in every region and negatively affected the affordability of platinum jewellery in the first half of 2008, while the recycling of old platinum jewellery increased markedly in Japan. However, the recent decline in the platinum price has allowed the industry to replenish stocks and has cut the level of recycling, stimulating some recovery in demand.

Physical Investment Accentuates Platinum Price Volatility

Platinum investment demand is likely to fall by 25,000 oz to 145,000 oz in 2008. Large stocks of metal were acquired through the Exchange Traded Funds in the first quarter as the price rose, removing liquidity from the market and intensifying the price increase. Redemptions in the third quarter released metal back to the market and helped drive the price lower. Japanese physical investment demand responded differently with metal sold back to the market in the first quarter and strong purchasing seen in the third quarter of the year.

Platinum Expected to Trade Between $700 and $1,400 in the Next Six Months

The fundamentals of the platinum market remain relatively positive despite the current economic climate. However, the substantial sales of platinum by hedge funds in the third quarter of 2008 demonstrate the importance of investor sentiment to this metal. Should the present economic crisis continue, platinum could trade as low as $700 during the next six months if investors shun commodities. Conversely, if appetite for risk returns, the price will more closely reflect fundamentals and platinum could trade as high as $1,400 within this period.

Palladium

Palladium Surplus Forecast to Fall to 320,000 Oz in 2008

The palladium market is expected to be in surplus by 320,000 oz in 2008. Demand is forecast to climb by 3.8 per cent to 7.19 million ounces, with strong demand from physical investment through ETFs

largely responsible for this increase. Global palladium supplies are set to fall by 12.5 per cent to 7.51 million ounces, mainly due to lower sales from Russia. The palladium price followed the other precious metals higher, to a peak of $588 in March, before heavy fund sales drove it down to end September at $199.

Lower Palladium Sales by Russia; Production Falls in South Africa

Palladium supplies will fall by a forecast 12.5 per cent to 7.51 million ounces in 2008. Palladium sales from South Africa will decline to 2.525 million ounces, reflecting the challenges in the mining sector there this year. Russian supplies of palladium from primary production are forecast to slip slightly, to below three million ounces. Most significantly, sales of palladium from Russian state stocks are expected to fall from 1.49 million ounces in 2007 to 800,000 oz this year.

Palladium Autocatalyst Demand Rises Again

Vehicle manufacturers are set to purchase a gross 4.58 million ounces of palladium in 2008, 30,000 oz more than in the previous year. Declining North American vehicle production will cut 350,000 oz from demand. However, this will be offset by rising production in China, Russia and South America and increasing use of palladium in diesel oxidation catalysts on cars in Europe.

Chinese Palladium Jewellery Demand Likely to Rebound

Net global palladium jewellery demand is forecast to rise by 55,000 oz to 780,000 oz in 2008, reversing two years of decline. A reduction in recycling of old stock in China and good interest from manufacturers and retailers in the second half of the year will help boost demand there. Demand will also rise in Europe and in North America as interest in palladium jewellery continues to grow.

Higher Investment Demand Through Exchange Traded Funds

Physical investment demand for palladium is expected to rise from 260,000 oz in 2007 to 470,000 oz this year. Large amounts of metal were purchased by investors through the two European Exchange Traded Funds in early 2008 as the palladium price rose yet these investors sold little metal as the price fell in the third quarter and appear to be investing for the longer term. These funds are forecast to account for 430,000 oz of demand for the entire year.

Palladium Set to Trade Between $125 and $300 During the Next Six Months

The palladium price responded to movements in currencies and in the prices of other precious metals in the first three quarters of 2008. While the outlook for palladium is positive in some of its applications, a worsening economic climate and the possibility of a stronger US Dollar could send palladium to as low as $125 during the next six months. However, should economic conditions stabilise or improve, palladium's strengthening fundamentals could see it trade as high as $300 within the same period.

Platinum Interim Review 2008 is Johnson Matthey's latest market survey of platinum group metals supply and demand. This report, widely regarded as the world's principal source of information on platinum group metals, is free of charge. It can be viewed and downloaded as an electronic file or can be ordered in printed form from Johnson Matthey at http://www.platinum.matthey.com/publications/pgmreview.html

Johnson Matthey is the world's leading authority on the production, supply and use of platinum and the other metals of the platinum group. The company's main activities include the manufacture of autocatalysts, platinum process catalysts and speciality chemicals and the refining, fabrication and marketing of platinum group metals.

For further information contact:

David Jollie +44(0)7967-278020
Jeremy Coombes +44(0)7967-278012
Peter Duncan +44(0)7967-278236

END